Albany International Corp.

P.O. Box 1907

Albany, NY 12201

(455 Patroon Creek Blvd., Suite 206, Albany, NY 12206)

Tel. 518 445-2281

Fax: 518 677-1097

E-mail: john.cozzolino@albint.com

John Cozzolino

Chief Financial Officer & Treasurer

January 15, 2016

Ms. Jennifer Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Albany International Corp.

Form 10-K for the Year Ended December 31, 2014, filed February 27, 2015

Form 10-Q for quarterly period ended September 30, 2015, filed October 28, 2015

File No. 1-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated December 22, 2015. For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

With respect to the response that involves a proposed revision to the manner in which the related items were addressed in the filings in which they appeared, we have included in our response an illustration of how the revised disclosure would have appeared in the relevant filing. New additions to the text are underlined. Each illustration would also apply to any future filings in which the disclosure item is repeated.

Gross Profit, page 24

1. Tell us what consideration you gave to expanding your gross profit discussion to provide more insight into cost of goods sold either here or within your Segment Results of Operations beginning on page 30. In this regard, we note cost of goods sold is material to the Company and we assume could potentially vary across your two segments. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response: The form and content of our gross profit discussion is influenced by the manner in which we assess the Company’s gross profit performance as compared to prior periods, which is in turn influenced by our gross profit goals, for each segment and for the Company as a whole.

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In our Machine Clothing segment, as we have stated in this and earlier reports, we consider the market as having flat growth potential, and our objective is to maintain approximately the same level of profitability, despite factors such as competition and inflation. Within this segment, we therefore assess performance based on the extent to which we have succeeded in maintaining gross profit (as well as net sales and operating income) compared to prior periods. Changes in currency translation rates and specific items such as restructuring charges or unusual gains or losses affect comparability, so we always include analysis of those effects. To the extent that other items cause a significant variance in gross profit, net sales or operating income, we endeavor to identify and quantify those that had the most significant impact compared to the prior period. Based on our communications with investors and analysts, we are of the view that they assess Machine Clothing performance in the same manner.

By way of illustration, Machine Clothing gross profit declined $6.8 million from 2013 to 2014, and the net effect of the items that we identified on pages 24 and 30 explain a net decrease of $8.4 million. Our analysis of gross profit changes in support of this discussion did not identify any other individual items with an impact that exceeded $1 million.

Likewise, in our disclosures for Engineered Composites segment results, we note that $5.0 million of the $6.0 million gross profit increase was attributed to improved performance in our Boerne, Texas facility.

While we therefore consider our gross profit discussion to meet the requirements of Item 303(a)(3)(i) of Regulation S-K, in light of your comment, we have considered the extent to which the discussion as it relates to the Machine Clothing segment could be improved, and greater clarity provided about which of the discussed items affected sales, costs of goods sold, or both. We have also proposed modifications to our Engineered Composites segment results disclosure to provide more detail regarding this improved performance.

See below the revisions to 2014 Form 10-K, pages 24, 30 and 32, that we propose to include in our Annual Report on Form 10-K for the year ended December 31, 2015. We would also expect to include similar detail in future filings with respect to future periods:

Total Company – page 24

The following table summarizes gross profit by business segment:

The increase in gross profit during 2014 was principally due to the net effect of the following:

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~~•~~	~~An improvement in gross profit margin in the AEC segment from 5.8 percent to 11.9 percent, principally due to improvements in profitability at AEC’s Boerne, Texas operation.~~
•	The reduction in MC net sales described above resulted in a gross profit decrease of $8.5 million ~~in the MC segment due to lower sales~~.

~~•~~	~~MC gross profit margin improvement, principally due to the effect of restructuring in France and productivity improvement.~~
•	A $1.7 million decrease in Cost of goods sold principally due to cost savings from restructuring activities, partially offset by inflation on wages and other manufacturing costs. ~~Increase~~

•	A $1.6 million charge to Cost of goods sold ~~of $1.6 million~~ in 2014 to correct an error in the value of Machine Clothing inventories reported in prior periods.

•	AEC’s Boerne, Texas operation increased gross profit by $5.0 million, principally due to operational improvements that resulted in lower cost of goods sold.

•	A $1.9 million reduction in cost associated with the Company’s U.S. postretirement plan, principally resulting from plan changes in 2013. These costs are reported as Corporate expenses in the table above.

MC Gross Profit – Page 30

Gross Profit

The decrease in 2014 gross profit was principally due to the net effect of the following:

•	An $8.5 million decrease ~~due~~ related to lower sales, as noted above.

•	A $1.7 million decrease in Cost of goods sold principally due to cost savings from restructuring activities, partially offset by inflation on wages and other manufacturing costs. ~~increase due to improved gross margin, offset by~~

•	A $1.6 million charge for the correction of the inventory valuation error during 2014. ~~The improvement in gross profit percentage in 2014 was principally due to cost savings from restructuring activities, partially offset by inflation on wages and other manufacturing costs.~~

AEC Gross Profit, page 32

2014 vs. 2013

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•	~~Higher gross profit margin due to improvements in profitability at~~ AEC’s Boerne, Texas operation increased gross profit by $5.0 million, principally due to operational improvements that resulted in lower Cost of goods sold.

Report of Independent Registered Public Accounting Firm, page 47

2. We note your predecessor independent accountant dual dated their audit report for the effects of the revisions discussed in Notes 5, 8 and 11 to the consolidated financial statements. Please explain to us whether this indicates the accountant reached a different conclusion from you about the materiality of these errors. We note your disclosure in Notes 5, 8, and 11 that these errors were immaterial to your previously filed financial reports.

Response: Each of the error corrections in Notes 5, 8 and 11 to the consolidated financial statements resulted in a revision to amounts that had been previously reported on by the predecessor independent accountant.  The audit work performed by the predecessor independent accountant in connection with these revisions required them to dual date their audit report.  The predecessor independent accountant agreed with management that the errors were immaterial to the previously filed financial statements.

Item 9A. Controls and Procedures, page 97

3. Please tell us what impact the errors disclosed in Notes 5, 8 and 11 had on your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. In your response, please address both how you reassessed your previously disclosed conclusions for prior periods and how you were able to conclude that any control deficiencies had been remediated to reach a conclusion that disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2014.

Response: We assessed the effectiveness of our disclosure controls and internal controls over financial reporting (ICOFR) at both Q4 2014 when the control deficiencies were discovered and we reconsidered our ICOFR assessment as of December 31, 2014, and as of the end of the relevant prior periods for which we disclosed conclusions regarding the effectiveness of our controls.

We assessed the severity of the control deficiency taking into account the following six step process which takes into account the guidance provided in the SEC’s 2007 Interpretive Release, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934:

1.	Determining whether a deficiency exists
2.	Identify the control that is deficient
3.	Determine whether the control deficiency is indicative of other deficiencies
4.	Evaluate the severity of the deficiency by considering magnitude and likelihood of the potential misstatement
5.	Identify relevant compensating controls and conclude on the severity
6.	Aggregate similar deficiencies and evaluate the aggregated deficiencies for severity

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In addition, prior to filing the 2014 Form 10-K, our process included a review and discussion of the salient aspects and management considerations of the these matters with both our predecessor and successor audit firms, as well as with the Audit Committee of our Board of Directors.

Set forth below are a summary of the considerations for each of the revisions, and our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Pension Footnote Error (Note 5)

ASC 820-10 requires that we categorize financial instruments, including pension plan investments disclosed in our pension footnote, in accordance with the fair-value hierarchy specified in the accounting standards. As part of our preparation of the footnote for the year ended December 31, 2014, it was determined that, in previous years, we had misclassified the fair-value level of certain investments. This footnote presentation error related to the misclassification of certain Level 2 pension investments as Level 1 assets, as well as the reporting of certain pooled investment fund assets as debt securities rather than equity funds. The type and level of these investments had been determined some time ago, in consultation with various investment managers and our actuarial consultant, and had not been reviewed since that time. Our control is designed to evaluate the hierarchy classifications when we initially enter into an investment, and an annual reassessment is not required unless there is a change in the investment composition. As such we had a deficiency in the design of our control.

When we assessed the magnitude of a possible error as a result of the control deficiency, we considered whether the deficiency could have ever permitted an error that would be considered material to users of the financial statements. As part of this consideration, we noted that the error was one that does not, and never would, impact earnings, financial position or cash flows, nor have any effect on compliance with loan or other agreements, or other compliance requirements. In our communications with investors, we do not recall having received any questions or comments relating to our disclosures related to pension assets. Nor would an error of this nature, regardless of amount, have any impact on management compensation.

We concluded that it was unlikely, therefore, that a footnote presentation error of this type, regardless of the amount of assets incorrectly described or classified, or the amount of reclassification needed to correct it, would ever be considered material by users of the financial statements. We further reasoned that this categorization exercise is a discrete one within our financial reporting process, and is not related to any other controls nor indicative that similar deficiencies are likely to exist.

Accordingly, we concluded that the deficiency, while significant, did not constitute a material weakness and did not affect our conclusions about the effectiveness of controls in previous periods. Our remediation procedures included a thorough review of new and previously existing investments to ensure proper classification. We considered the control remediated as of December 31, 2014.

Deferred Tax Assets and Liabilities (Note 8)

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During the preparation of our 2014 income tax footnote, we identified an error in our historical balance sheet presentation of deferred taxes and liabilities, due to the failure to apply jurisdictional netting as required by ASC 740-10-45-6. While the gross values of deferred tax assets and liabilities were calculated correctly, the final step of netting the deferred tax assets and liabilities by jurisdiction was missed.

To assist in the preparation of financial statements and footnotes, we use a financial statement disclosure checklist which included an item for ASC 740-10-45-6. Our control documentation requires that the financial disclosure checklist items be reviewed by both a preparer and reviewer with requisite knowledge. In this case, the previous preparer of the tax section of the checklist did not ensure that the netting requirement included in the tax section of the checklist had been correctly applied. Additionally, the tax section of the checklist was not reviewed by a second person.

As a result, the operating effectiveness of this control failed, and we determined that this was a significant control deficiency, but not a material weakness based on the following analysis.

Since the issue affected only the balance sheet and the only impact of the correction was to net down assets and liabilities by an equal amount, with no impact to shareholders’ equity, we concluded that an appropriate metric for assessing impact was to consider the magnitude of the error as a percentage of total assets. Applying this reasoning, we determined that the magnitude of the error was less than 5% in each year from 2010 – 2013. We also considered whether the deficiency could ever have resulted in an error of material amount. Since deferred taxes are a function of timing differences on other assets and liabilities to which a tax rate is applied, it is highly unlikely that the overstatement of assets and liabilities could have ever reached a significant percentage of total assets. In reviewing the overstatements, we further noted that the amounts were relatively constant over the last five years, and that there were no major tax strategies or initiatives during that period which would have caused a significant change in the composition of deferred taxes.

We do not have, nor did we during this period have, any bank covenants or compliance requirements based on current/non-current balance sheet classification, or working capital ratios or levels. In our communications with investors, the balance sheet data that they closely monitor is net debt, capital expenditures, and trends in accounts receivable or inventories. None of these were impacted by, nor could they be impacted by, this deficiency.

Moreover, we noted that the materiality of any financial reporting error that involves an overstatement of any asset that is completely offset, in each asset line item in which it is reflected, by an equally overstated liability should be substantially discounted. The manner in which the error arose – relating as it did to a failure to net an asset by a corresponding liability – ensures that this will always be the case, and further ensures that neither the income statements nor the cash flow statements could ever be affected by this deficiency.

Finally, we reasoned that any investor or stockholder wishing to get an understanding of any tax asset or liability reflected in the balance sheet would rely primarily on the Income taxes footnote, which not only suggests, but actually requires, that such items be reported on a gross basis.

We concluded that the failure to apply this specific netting requirement was an immaterial misstatement and was not indicative that our financial reporting of tax accounts was deficient in

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any other way, nor was it an indication that we failed to properly use the financial statement disclosure checklist for other disclosures.

Accordingly, we concluded that the deficiency, while significant, did not constitute a material weakness and did not affect our conclusions about the effectiveness of controls in previous periods. We remediated this deficiency by ensuring that the tax section of the checklist was reviewed and signed by both a preparer and reviewer for the year ended December 31, 2014 and subsequent periods. We considered the control remediated as of December 31, 2014.

Property, plant and equipment Footnote (PP&E) Error (Note 11)

Note 11 provides tabular disclosure of costs for various categories of assets, and the aggregate accumulated depreciation/amortization of those assets. As part of our footnote preparation as of December 31, 2014, we discovered that the table had errors in the 2013 reported amounts.

When the Company prepared the PP&E footnote each year, we started with consolidated balances of PP&E cost and accumulated depreciation, and then made manual offsetting adjustments to line items in the footnote table, that were associated with certain historical purchase accounting entries.  The adjustments were made outside of our general ledger, and the preparer of the footnote repeated the same mechanical process each year, without verifying whether the adjustment remained appropriate. Since the manual adjustments netted to zero, the preparer of the footnote did not add an appropriate level of scrutiny to the adjustment.

Once the error was identified, we were able to conclude that the correct balances were the sum of amounts reported by our subsidiaries as recorded on the general ledger, without further adjustments.  The general ledger balances are reviewed each year for additions and deletions, and are also covered by a control that requires annual physical inventory of the assets.  As a result of the legacy nature of these entries, we determined that the associated assets no longer remain on the books of the legal entities. Therefore, we were able to correct the 2013 consolidated balances to those values reported in the books of our legal entities, excluding the aforementioned adjustments.

We attributed the error to a deficiency in the operating effectiveness of our control associated with preparation of footnotes, in which we did not appropriately challenge the necessity of the aforementioned legacy adjustment. For our 2014 disclosures, there was no need for, and we no longer applied any manual adjustments of a similar nature.

After concluding that the disclosed error was not material to previously filed financial statements, we considered whether the deficiency could have ever permitted an error that would be considered material. As part of this consideration, we noted that the error was one that does not, and never would, impact the total net PP&E reported, or reported earnings, financial position or cash flows, nor have any effect on compliance with loan or other agreements, or any other compliance requirements.

We do not have, nor did we have in prior years, any covenants that are based on footnote disclosures having an impact on earnings, financial position or cash flows. In our communications with investors, we do not recall having received any questions or comments relating to disclosures in this footnote. While investors are typically interested in annual capital expenditures, and noncash charges for depreciation and amortization, neither of these were

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impacted by this error. Nor would an error of this nature, regardless of amount, have any impact on management compensation.

Accordingly, we concluded that the deficiency, while significant, did not constitute a material weakness and did not affect our conclusions about the effectiveness of controls in previous periods. While the aforementioned mechanical adjustment was the only adjustment of its kind for purposes of financial statement and footnote presentation, as part of our remediation efforts, we performed additional layers of review to identify any other presentation or footnote compilation errors that may exist in the footnotes to the financial statements. As a result of the process, we considered the control remediated as of December 31, 2014.

Aggregation considerations

Each of the control deficiencies were considered both individually and in the aggregate. Given management’s conclusions regarding the discrete nature of each deficiency, our overall review of process and controls, assessment of the different control owners involved, and that none of the deficiencies could ever give rise to errors that would ever be considered material by users of the financial statements, we concluded that, in the aggregate, there was no material weakness in our internal controls over financial reporting as of December 31, 2014, and the conclusions about control effectiveness that we had reached in previous years was unchanged.

As part of our internal control testing related to financial reporting, the following key controls are tested:

C1 – The financial statement disclosure checklist is prepared and reviewed.

C11 – The footnotes and financial statements are signed by both a preparer and reviewer.

In addition to the above financial reporting controls, we have entity-level and process-level controls which work in tandem to determine the accuracy of the financial statements, footnotes and disclosures are tested.

Finally, the Company’s disclosure controls and procedures, maintained pursuant to Exchange Act Rules 13a-15 and 15d-15, include additional structural, personnel and process elements which, combined with the Company’s internal controls over financial reporting, are intended to ensure that the materiality of transactions or other events, developments or information is assessed to determine the nature of any required disclosure, and that the Company’s Exchange Act reports comply with all applicable requirements.

Other than as indicated above, there were no control deficiencies identified with respect to our financial reporting controls and disclosure controls and procedures as of December 31, 2014. Accordingly, we were able to conclude that our ICOFR and disclosure controls and procedures were operating effectively as of December 31, 2014.

Form 10-Q for the Quarterly Period Ended September 30, 2015 Notes to the Consolidated Financial Statements 3. Reportable Segments, page 8

4. We note the $14 million charge you recorded associated with a revision in the profitability of a contract in the AEC segment. Please address for us the following:

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• Please tell us how you are accounting for this contract. Reference for us the authoritative literature you relied upon to support your accounting, including classification of the capitalized costs and classification of the charge.

• Explain to us the specific facts and circumstances which led to this charge. In this regard, tell us the events and circumstances that transpired which necessitated recording the charge in the second quarter of fiscal 2015 as opposed to an earlier financial statement period. Lastly, tell us whether there is any risk of material additional charges associated with this contract.

Response: The Engineered Composites segment has a number of long-term contracts pursuant to which the Company is obligated to fund the development work of a certain products, and is entitled to recover those costs, plus a profit, as finished products are delivered to the customer. The authoritative guidance that we reference for capitalization of these costs is ASC 605-35-25-34 “Contract costs”, which states, in pertinent part, “[c]ontract costs are accumulated in the same manner as inventory costs and are charged to operations as the related revenue from contracts is recognized.” Whereas the costs are recoverable over several years, the deferred contract costs are included in Other (noncurrent) assets. For these contracts, we use the percentage of completion (units of delivery) method for revenue recognition, as described in ASC 605-35-25-55. Deferred contract costs are considered a contract cost and are relieved to Cost of goods sold as revenue is recognized.

With respect to the contract related to the $14 million charge, we initially expected to enter the production period at the beginning of 2013; ultimately, production began in the second quarter of 2014 and while production was delayed, there were several changes to the required specifications of our products. Our year-end deferred costs increased from $2.5 million in 2012, to $4.2 million in 2013, to $8.6 million in 2014, and reached a total of $10.9 million in June 2015. We prepared an asset recoverability analysis for each quarterly reporting period. As of December 2014, our forecast for this contract projected total contract revenues of $50.6 million, and total contract costs of $49.0 million (gross profit of $1.6 million) and consistent with prior periods, we have utilized a zero profit margin associated with this contract. As of March 2015, the projected gross profit had declined to $0.2 million.

It is important to note that, given the relatively recent commencement of delivery of production parts in the second quarter of 2014, we continued to accumulate information needed to refine our projected cost estimates for the full anticipated 25-year life of the contract. In the second quarter of 2015, and with a full year of production data and better insight into opportunities to reduce manufacturing costs, we utilized this production history to reassess the actual current costs to produce a unit, and determined that expected learning curve cost reductions did not meet expectations. Our updated forecast in the second quarter of 2015 resulted in identification of adjustments to estimated project costs, both favorable and unfavorable. Since the costs associated with the future shipments are forecasted from the actual production data incurred to date, changes in actual production data have an impact on the forecasted costs (given the early stage of this contract). The size of the charge for the revision in estimated profitability/loss contract reserve recorded during the second quarter of 2015 was influenced by this effect.

Including deferred contract costs, our updated forecast model in the second quarter of 2015 was in a loss position and we therefore concluded that the entire $10.9 million of deferred contract

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costs was impaired and must be written off. Because we expected additional losses during the low rate production period and the contract had become a loss contract, we determined that anticipated losses of $3.1 million should also be charged to expense. Accordingly, the total charge that we recorded in the second quarter was $14.0 million ($10.9 million for the write-off of deferred contract costs, and $3.1 million as a provision for projected future losses).

ASC 605-35-25-45 states we are required to recognize the entire anticipated loss as soon as the loss becomes evident. In accordance with ASC 605-35-45-1, the loss provision shall be included in contract cost and shall not be shown separately in the income statement.

We continue to monitor the life-of-program profitability for this contract, which is anticipated to last for more than twenty years and includes fixed pricing for the parts we deliver. We have not yet reached the point where we are making a profit on each part, but in our judgment we have not reached a point where an additional loss provision should be recorded.

We note that the Company discloses risks associated with long-term fixed price contracts in the Risk Factors on page 12, and in the AEC Segment Long-term contracts disclosure on page 33.

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino

Chief Financial Officer and Treasurer

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